August 23, 2006
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Russell Mancuso Donald C. Hunt

Re:	Exide Technologies Amendment No. 3 to Registration Statement on Form S-3 File Number 333-135564
Ladies and Gentlemen:
     Exide Technologies, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-3 (the “Amendment”).
     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated August 22, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on August 21, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.
General
1.	We note your response to comment 2 and understand that you will file an amendment to reflect the results of your shareholder meeting.

Securities and Exchange Commission
August 23, 2006

RESPONSE: The annual shareholder meeting was held August 22, 2006 and the rights offering and amendment to the Company’s certificate of incorporation to increase the number of shares of the Company’s authorized common stock were approved. We have revised the prospectus to remove all language stating that the completion of the rights offering is subject to shareholder approval.
Fee Table
2.	Please tell us why the number of rights and the number of underlying common shares differ.

RESPONSE: The number of rights and the number of underlying common shares reported in the fee table should be the same. We have revised the fee table to state that the number of rights and the number of underlying common shares is 18,534,688.
Exhibit 5.1
3.	We request that Kirkland & Ellis LLP confirm to us in writing that it concurs with our understanding that the reference and limitation to “the General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please file this confirmation as correspondence via the EDGAR system.

RESPONSE: In response to the Staff’s comment, we have included the following language in the first sentence of the second full paragraph on the second page of Kirkland & Ellis LLP’s opinion filed as Exhibit 5.1 and have refiled the opinion with Amendment No. 3:

“(including the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing)”

4.	The number of securities mentioned in the opinion should match the numbers in the registration statement fee table. Please revise accordingly.

RESPONSE: We have revised the opinion in response to the Staff’s comment.

5.	Please file an opinion that does not assume conclusions of law that are a necessary requirement of the ultimate opinion given. For example, we note the assumptions regarding power, authorization, execution, delivery, validity and binding effect in the third sentence of the second full paragraph on page 2. We also note the assumption in the penultimate paragraph of the opinion.

Securities and Exchange Commission
August 23, 2006

RESPONSE: We have revised the opinion in response to the Staff’s comment.

6.	Please file an opinion that is based on all applicable law, not just on law that is applicable based on counsel’s experience as currently mentioned in the third full paragraph on page 2.

RESPONSE: We have revised the opinion in response to the Staff’s comment.

7.	If you have received the shareholder consent referenced in numbered paragraph 2 on page 3, please file an updated opinion to remove the conditional language in that opinion.

RESPONSE: We have removed the reference to the shareholder consent in numbered paragraph 2 on page 3 of the opinion.

8.	Please file counsel’s consent to the prospectus discussion of its opinion and to each place it is named in the prospectus, like on page 33.

RESPONSE: We have revised the opinion in response to the Staff’s comment.

9.	Please ensure that the opinion addresses the state law governing the rights. Ensure that you have filed the document that identifies the governing law.

RESPONSE: The rights are governed by the law of the State of New York. We have revised and refiled the rights certificate as Exhibit 4.1 to Amendment No. 3 with disclosure providing that the rights are governed by the law of the State of New York. We have also included as Exhibit A hereto the Subscription Agent Agreement between the Company and American Stock Transfer & Trust Company. The Company has not filed this agreement with the Registration Statement because the Company does not believe the agreement is a material contract.
*     *     *     *     *
     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Securities and Exchange Commission
August 23, 2006

Sincerely,
/s/ Carter W. Emerson, P.C.
Carter W. Emerson, P.C.

cc:	Barbara A. Hatcher Exide Technologies